

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2014

Via facsimile
Mr. Paul J. Wyckoff
Accounting Manager
Cemtrex, Inc.
19 Engineers Lane
Farmingdale, NY 11735

Re: Cemtrex Inc ("Cemtrex")
Form 10-K for the Year Ended September 30, 2014
Filed December 29, 2014
File No. 000-53238

Dear Mr. Wyckoff,

We received your letter dated October 28, 2014, which were in response to staff comments, requesting that this Division's staff accept audited financial statements for ROB Group for the year ended September 30, 2013, a period of time less than that required by Rule 8-04 of Regulation S-X. We note that the audited financial statements in your Form 10-K for the year ended September 30, 2014 included the post-acquisition results of operations of ROB Group from the date of its acquisition of October 31, 2013. In a telephone conference on November 7, 2014, you stated that it was impracticable to provide audited financial statements of ROB Group for the year ended September 30, 2012, because the auditors could not attest to inventory balances, which comprised a significant portion of ROB Group's balance sheet.

In a telephone conference on January 16, 2015, you also proposed to provide the audited financial statements of ROB Group for the 12 months ended October 30, 2013 and related pro forma financial statements in an amendment to a Form 8-K.

Based on the information in your letter and communicated in our telephone conferences, the staff will not object to your request that the pre-acquisition audited financial statements of ROB Group for the 12 months ended October 30, 2013 satisfy the requirements of Rule 8-04 of Regulation S-X.

Our conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3688.

Sincerely,

/s/ Ryan Milne

Ryan Milne
Associate Chief Accountant